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                                                                   EXHIBIT 21.1




                     [VINLAND PROPERTY TRUST LETTERHEAD]





                                December 1, 1995




            NOTICE OF EFFECTIVE DATE OF 1-FOR-5 REVERSE SHARE SPLIT



To Holders of Certificates for Shares of
         Beneficial Interest, no par value, of
         Vinland Property Trust

         On November 20, 1995, at its Annual Meeting of Shareholders, the Shareholders of Vinland Property Trust (the "Trust") approved an amendment to the Trust's Amended and Restated Declaration of Trust, as amended, which authorized the Board of Trustees to effect reverse share splits on a pro rata basis and to redeem for cash any fractional shares outstanding as a result thereof. Following the effectiveness of the amendment to the Amended and Restated Declaration of Trust by filing in the Office of the Alameda County (California) Recorder of Deeds, resolutions of the Board of Trustees became effective which approved and effectuated a 1-for-5 reverse share split effective at the close of business on December 1, 1995, of all of the Trust's Shares of Beneficial Interest on the basis of one new share (a "Post-Split Share") for each five shares presently outstanding (each an "Old Share"). Each Post-Split Share, like an Old Share, continues to have no par value and it was not intended that any material differences exist between an Old Share and a Post-Split Share except that fewer Post-Split Shares will be outstanding.

         Based on the 6,960,034 Old Shares outstanding on November 20, 1995, the 1-for-5 reverse share split decreased the number of outstanding shares to 1,392,007 Post-Split Shares (subject to adjustment for elimination of fractional shares) which now constitutes the amount outstanding. The reverse share split did not affect any shareholder's proportionate equity interest in the Trust, subject to the provision for elimination of fractional shares.

         Until surrender for transfer, the certificate(s) for Old Shares you presently hold will also represent the decreased number of Post-Split Shares. There is no urgency to surrender your current certificate(s) which will be transferred if you should sell them in the near future. Certificates representing the Post-Split Shares to which you are entitled will be distributed (together with any cash representing fractional shares) upon surrender of your Old Share certificates to American Stock Transfer and Trust Company, the Transfer Agent for the Trust. To obtain the appropriate certificates to which you are entitled and any cash payments for any fractional shares, you must fully complete the
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Holders of Shares of Beneficial Interest
December 1, 1995




enclosed Letter of Transmittal and forward it, with your certificates representing Old Shares, to American Stock Transfer and Trust Company in accordance with the instructions contained in the Letter of Transmittal.

         Questions and requests for assistance may directed to, or additional copies of the Letter of Transmittal may be obtained from, the Investor Relations Department of the Trust at (214) 522-5172 or American Stock Transfer and Trust Company at (718) 921-8200.


                                 Very truly yours,



                                 William S. Friedman, Chief Executive Officer, Vinland Property Trust